FORLINK SOFTWARE CORPORATION, INC.
Shenzhou Mansion 9F
Zhong Guan Cun South Street, No. 31
Haidian District
Beijing, China 100081
Telephone: 86-10-6811-8866
Facsimile: 86-10-6811-8686

January 31, 2008

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-6010
Attn: Marc D. Thomas

Re:	Forlink Software Corporation, Inc.
Item 4.01 Form 8-K
Filed January 28, 2008
File No. 0-18731

Dear Mr. Thomas:

On behalf of Forlink Software Corporation, Inc. (the "Company" or “Forlink”), set forth below is the Company’s responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in the letter dated January 28, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the Company’s proposed Current Report on Form 8-K/A, containing revisions that have been made in response to the Staff’s comment.

General

1.	Please amend your disclosures to address the accountant’s report on the financial statements for the past two years as required by Item 304(a)(1)(ii) of Regulation S-B.

Forlink’s Response: We have amended our disclosure under Item 4.01 of the Form 8-K concerning the resignation of our former certifying accountant by adding the following statement:

BDO’s report on the Company’s financial statements for the two years ended December 31, 2006 did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

2.
Please amend your disclosures to specifically address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through January 16, 2008, Kenne Ruan, CPA, P.C. was consulted on any matters identified within Item 304(a)(2)(i) and (ii) of Regulation S-B.

Forlink’s Response: We have amended our disclosure under Item 4.01 of the Form 8-K concerning our new certifying accountant by adding the following statement:

During the Company’s two most recent fiscal years and the subsequent interim period through January 16, 2008, the Company had not consulted Kenne Ruan regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements or a reportable event, nor did the Company consult with Kenne Ruan regarding any disagreements with its prior certifying accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the prior certifying accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

3.	In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

Forlink’s Response: We will comply. We will provide a copy of the amended Form 8-K to our former certifying accountant, request that the former certifying accountant furnish a letter addressed to the Commission stating whether it agrees with the statements made in the amended Form 8-K and, if not, stating the aspects in which it does not agree, and file the letter as an exhibit to the amended Form 8-K.

* * * * *

In connection with responding to the foregoing comments from the Staff, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have any questions or further comments, please do not hesitate to contact the undersigned.

Very truly yours,

FORLINK SOFTWARE CORPORATION, INC.

By:	/s/ Yi He
Yi He Chief Executive Officer